UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Provectus Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74373P108
(CUSIP Number)

Eric Wachter 10025 Investment Drive, Suite 250 Knoxville, TN 37932 (866) 594-5999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	74373P108

1	NAMES OF REPORTING PERSONS
Eric Wachter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,032,058(1)
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
21,032,058(1)
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,032,058(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 5,714,183 shares of Common Stock held by the Reporting Person, 4,867 shares of Common Stock held by the Eric A. Wachter 1998 Charitable Remainder Unitrust, 930,248 shares of Common Stock owned by the Reporting Person through a retirement plan, 450,000 shares of Common Stock subject to options that are exercisable within 60 days, and 13,932,760 shares of Common Stock issuable upon conversion of 1,393,276 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person.

Item 1. Security and Issuer

(a)	Name of Issuer: Provectus Biopharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Office: 10025 Investment Drive, Suite 250, Knoxville, TN 37932
(c)	Title of Security: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2. Identity and Background

(a)	Name of Person Filing: Eric Wachter, Ph.D. (the “Reporting Person”)
(b)	Business Address of Person Filing: 10025 Investment Drive, Suite 250, Knoxville, TN 37932
(c)	Principal Occupation or Employment: Chief Technology Officer of the Issuer, a clinical-stage biotechnology company. The address of the Issuer is 10025 Investment Drive, Suite 250, Knoxville, TN 37932.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer issued $3 million principal amount of 8% secured convertible promissory notes due 2021 to the Reporting Person on various dates in 2017 and January 26, 2018, which were amended on February 12, 2019 (the “Notes”). The Reporting Person used $3 million of his personal funds to acquire the Notes. On June 20, 2021, the Notes automatically converted into 1,393,276 shares of the Issuer’s Series D-1 Convertible Preferred Stock, par value $0.001 per share (“Series D-1 Convertible Preferred Stock”) at a conversion price of $2.862 per share in accordance with the terms of the Notes. The 1,393,276 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person are convertible into 13,932,760 shares of Common Stock.

The Reporting Person’s options to acquire 450,000 shares of Common Stock were granted to the Reporting Person by the Issuer in connection with the Reporting Person’s service as an executive officer of the Issuer.

The remainder of the shares of Common Stock held by the Reporting Person were acquired through the exercise of options, warrants, and other transactions. The Reporting Person used his personal funds to acquire these shares.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities in connection with his service as an executive officer of the Issuer and for investment purposes. In his capacity as an executive officer of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 21,032,058 shares of Common Stock, or 5.03% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 403,582,037 shares of Common Stock outstanding as of May 11, 2021 plus 450,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person and 13,932,760 shares of Common Stock issuable upon conversion of 1,393,276 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person.
(b)	The Reporting Person has sole voting and dispositive power over 5,714,183 shares of Common Stock held by the Reporting Person, 4,867 shares of Common Stock held by the Eric A. Wachter 1998 Charitable Remainder Unitrust, 930,248 shares of Common Stock owned by the Reporting Person through a retirement plan, 450,000 shares of Common Stock subject to options that are exercisable within 60 days, and 13,932,760 shares of Common Stock issuable upon conversion of 1,393,276 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person.
(c)	On June 20, 2021, the Notes automatically converted into 1,393,276 shares of the Issuer’s Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the Notes. The 1,393,276 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person are convertible into 13,932,760 shares of Common Stock.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2021
Dated

/s/ Eric Wachter
Signature

Eric Wachter, CTO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).